UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42459

DIGINEX LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

25 Wilton Road, Victoria

London

Greater London

SW1V 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Extension of Long Stop Date for Proposed Acquisition of Resulticks

As previously disclosed, Diginex Limited (“Diginex”) entered into a Sale and Purchase Agreement, dated April 16, 2026 (the “SPA”) with the several sellers party thereto (collectively, the “Sellers” and collectively with Diginex the “Parties”), pursuant to which Diginex agreed to acquire from the Sellers all of the issued and outstanding share capital of Resulticks Global Companies Pte. Limited and its subsidiaries (“Resulticks”) in an all-share acquisition of Resulticks (the “Acquisition”). The SPA provided that the Acquisition was required to close on or before May 29, 2026 (the “Long Stop Date”).

The Parties today agreed to extend the Long Stop Date in the SPA from May 29, 2026 to June 12, 2026. The extension is intended to provide the Parties additional time to satisfy the remaining closing conditions related to the Acquisition.

The Acquisition remains subject to the satisfaction or waiver of applicable closing conditions contained in the SPA. There can be no assurance that the Acquisition will ultimately be completed.

This Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-292968), filed with the Securities and Exchange Commission on January 27, 2026, and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGINEX LIMITED

Date: May 29, 2026		/s/ Lubomila Jordanova
	Name:	Lubomila Jordanova
	Title:	Chief Executive Officer
(Principal Executive Officer)